ILLINOIS POWER COMPANY
                STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                  FIXED CHARGES
                              (Thousands of Dollars)
                                                           Twelve       Twelve
                                              Year to      Months       Months
                                               Date        Ended        Ended
                                               March       March        March**

                                                 1998         1998        1998

Earnings Available for Fixed Charges:
Net Income (Loss)                              $25,490     $(89,636)   ($89,636)
    Add:
      Income Taxes:
         Current                                10,089       62,475      62,475
         Deferred - Net                          2,290       21,441      21,441
      Allocated income taxes                    (3,378)      (4,633)     (4,633)
      Investment tax credit - deferred          (1,723)      (7,278)     (7,278)
      Income tax effect of disallowed costs        -             -           -
      Income tax effect of FAS 71 write-off        -       (117,998)   (117,998)
      Interest on long-term debt                26,840      108,108     108,108
      Amortization of debt expense and premium-
         net, and other interest charges         7,312       25,955      25,955
      One-third of all rentals (Estimated to
         be representative of the interest
         component)                                999        4,086       4,086
      Interest on in-core fuel                     810        3,746       3,746
      Disallowed Clinton plant costs                -            -           -
      FAS 71 Regulatory Write-Offs                  -            -      313,030
                                               -------     --------     -------
Earnings (loss) available for fixed charges    $68,729       $6,266    $319,296
                                               =======     ========    ========

Fixed charges:
    Interest on long-term debt                 $26,840     $108,108    $108,108
    Amortization of debt expense and
      premium-net, and other interest charges    8,971       32,988      32,988
    One-third of all rentals (Estimated to
      be representative of the interest            999        4,086       4,086
      component)
                                               -------     --------    --------

Total Fixed Charges                            $36,810     $145,182    $145,182
                                               =======     ========    ========

Ratio of earnings to fixed                        1.87         0.04 *      2.20
charges
                                               ========    ========    ========



         * Earnings are inadequate to cover fixed charges. Additional earnings (thousands) for Twelve Months Ended March 1998 of $138,916 are required to attain a one-to-one ratio of Earnings to Fixed Charges.


          ** Supplemental ratio of earnings to fixed charges presented to exclude write-off related to the discontinued application of provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" for the generation segment of the business.